Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

August 10, 2016

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2016.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 10, 2016

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG
Toronto – FR	August 10, 2016
Frankfurt – FMV
Mexico - AG

First Majestic Reports Second Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2016. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER 2016 HIGHLIGHTS

  Silver equivalent production of 4.7 million ounces, representing a 23% increase compared Q2 2015.
  Silver production of 2.8 million ounces, representing a 5% increase compared to Q2 2015.
  Revenues totaled $66.1 million, representing a 22% increase compared to Q2 2015, primarily due to a 23% increase in total production.
  Realized average silver price was $17.01, relatively unchanged compared $16.99 in Q2 2015.
  Operating cash flows before working capital and taxes of $23.5 million or $0.15 per share (non-GAAP).
  Mine operating earnings of $9.9 million compared to $3.4 million in Q2 2015.
  Net earnings of $6.1 million (EPS of $0.04) compared to a loss of $2.6 million (loss per share of $0.02) in Q2 2015.
  All-in sustaining costs (“AISC”) of $10.97 per payable silver ounce, representing a 24% reduction compared to Q2 2015.
  Completed CAD$57.5 million equity financing allowing the Company to accelerate future growth projects.
  Cash and cash equivalents totaled $108.2 million at the end of the quarter, representing a $46.5 million increase compared to the previous quarter.
  Increased 2016 capital budget by $20.9 million to expand the underground development and exploration program, including over 46,000 metres of additional diamond drilling.

“We had excellent second quarter results with costs significantly beating guidance,” stated Keith Neumeyer, President and CEO of First Majestic. “The balance sheet has dramatically improved over the past two quarters, primarily due to the recent equity financing, the elimination of the prepayment facility and the increase in cash flows. As a result, the Company is beginning to accelerate a number of growth projects with high internal rates of return. We are increasing the underground development and exploration at La Guitarra to prepare the mine for its upcoming expansion to 1,000 tpd. We have also allocated capital to the Plomosas silver project, our first investment since its acquisition in 2012, to begin a 5,000 metre exploration program to test high priority targets. Essentially, we are planting the seeds for our next leg of growth.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	2016 - Q2	2016 - Q1	Change	2015 - Q2	Change	2016 - YTD
Operational
Ore Processed/Tonnes Milled	798,182	789,591	1%	662,637	20%	1,587,774
Silver Ounces Produced	2,844,930	3,074,173	(7%)	2,716,503	5%	5,919,103
Silver Equivalent Ounces Produced	4,681,608	5,083,095	(8%)	3,802,558	23%	9,764,704
Cash Costs per Ounce (1)	$6.41	$5.00	28%	$8.74	(27%)	$5.68
All -in Sustaining Cost per Ounce (1)	$10.97	$8.97	22%	$14.49	(24%)	$9.93
Total Production Cost per Tonne (1)	$44.97	$42.72	5%	$46.80	(4%)	$43.85
Average Realized Silver Price per Ounce ($/eq.oz.) (1)	$17.01	$15.08	13%	$16.99	0%	$15.99
Financial (in $millions)
Revenues	$66.1	$66.5	(1%)	$54.2	22%	$132.6
Mine Operating Earnings (2)	$9.9	$9.4	6%	$3.4	189%	$19.3
Earnings (loss) before income taxes	$9.2	$1.4	582%	($4.4)	307%	$0.0
Net Earnings (Loss)	$6.1	($7.4)	182%	($2.6)	337%	($1.3)
Operating Cash Flows before
Working Capital and Taxes (2)	$23.5	$25.0	(6%)	$16.4	43%	$48.5
Cash and Cash Equivalents	$108.2	$61.7	75%	$37.7	187%	$108.2
Working Capital (Deficit) (1)	$119.1	$57.8	106%	($0.9)	13335%	$119.1
Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.04	($0.05)	180%	($0.02)	280%	($0.01)
Adjusted EPS(1)	$0.03	$0.03	2%	($0.03)	216%	$0.06
Cash Flow per Share(1)	$0.15	$0.16	(8%)	$0.14	8%	$0.31

(1)

The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL REVIEW

The Company realized an average silver price of $17.01 per ounce during the second quarter of 2016, which is relatively unchanged compared with the second quarter of 2015 and a 13% increase compared to $15.08 in the prior quarter.

Revenues generated in the second quarter totaled $66.1 million, an increase of $11.9 million or 22% compared to $54.2 million in the second quarter of 2015. The increase in revenue was primarily due to 22% increase in silver equivalent ounces sold as a result of production from the Santa Elena mine, which was acquired in October 2015. For the six months ended June 30, 2016, even though the average realized silver price was $1.02 per ounce lower than in the previous year, revenue increased by 22% as a result of a 29% increase in silver equivalent ounces sold.

Mine operating earnings were $9.9 million in the quarter compared to $3.4 million in the second quarter of 2015. The increase in mine operating earnings was primarily driven by an increase in production levels and a decrease in production costs.

Cash flow from operations before movements in working capital and income taxes in the quarter was $23.5 million ($0.15 per share) compared to $16.4 million ($0.14 per share) in the second quarter of 2015.

The Company generated net earnings of $6.1 million (earnings per share of $0.04) in the second quarter compared to net loss of $2.6 million (loss per share of $0.02) in the second quarter of 2015. Excluding all non-cash and non-recurring items, the Company generated adjusted earnings of $4.7 million ($0.03 per share) during the quarter.

On May 12, 2016, the Company closed a $44.7 million (CAD$57.5 million) bought-deal private placement with a syndicate of underwriters for the issuance of 5,250,900 common shares at a price of CAD$10.95 per common share.

The Company’s treasury increased 75% to $108.2 million by the end of the quarter, reflecting a $46.5 million increase compared to the prior quarter. Additionally, the Company’s working capital position increased 106% to $119.1 million compared to $57.8 million at the end of the prior quarter.

On July 12, 2016, subsequent to quarter end, the Company entered into a debt settlement agreement with First Mining Finance Corp. (“First Mining”) to settle $1.2 million in loan receivables. Pursuant to the agreement, First Mining will settle $0.5 million of the debt through issuance of 820,440 of its common shares at a deemed price of CAD$0.80 per share. The remaining balance of $0.7 million will be paid in cash in twelve equal monthly cash payments with the first installment being paid at the end of July 2016.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

Second Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed/Tonnes Milled	245,753	209,039	157,871	80,739	69,863	34,917	798,182
Silver Ounces Produced	605,615	622,321	599,526	399,520	411,686	206,262	2,844,930
Silver Equivalent Ounces Produced	1,559,410	623,070	948,552	682,443	492,669	375,464	4,681,608
Cash Costs per Ounce	($2.86)	$12.41	$7.33	$7.90	$8.67	$5.93	$6.41
All-in Sustaining Cost per Ounce	$1.81	$13.85	$9.43	$10.05	$10.20	$10.34	$10.97
Total Production Cost per Tonne	$43.89	$35.13	$37.12	$52.95	$65.75	$87.01	$44.97

Total production for the quarter was 4.7 million silver equivalent ounces consisting of 2.8 million ounces of silver, 16,371 ounces of gold, 8.8 million pounds of lead and 3.8 million pounds of zinc. Compared to the previous quarter, total production decreased 8% primarily due to an 8% decrease in average silver grades due to lower grades at the La Encantada and Santa Elena mines.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce (after by-product credits) for the quarter was $6.41 per payable ounce of silver, an increase of 28% from $5.00 per ounce in the first quarter of 2016. The increase in cash cost per ounce was primarily the result of lower grades at the La Encantada and Santa Elena mines. Compared to the same quarter of 2015, cash cost per ounce decreased 27% from $8.74 per ounce. The decrease in cash cost per ounce was primarily the result of an ongoing company-wide cost reduction efforts and a focus on producing only profitable ounces, which resulted in significant cost savings in contractor, haulage, energy and reagents. Santa Elena had a negative cash cost of ($2.86) per ounce, which also contributed to the significant reduction in the Company’s consolidated cash cost.

Consolidated AISC for the quarter was $10.97 per ounce, representing a 22% increase compared to $8.97 per ounce in the previous quarter. The increase in AISC was primarily attributed to an increases in cash cost per ounce and general and administrative expenses incurred in the second quarter. Compared to the same quarter of the prior year, AISC decreased by 24% compared to $14.49 per ounce. AISC reduced significantly due to a $2.33 reduction in cash costs per ounce, as well as decreases in sustaining capital expenditures. AISC was also lower due to the recent addition of the Santa Elena mine, which had an AISC of $1.81 per ounce in the quarter. Sustaining capital expenditures are expected to increase in the second half of the year to catch up with expanded program targets and updated capital budget. Total capital expenditures in the second quarter were $9.9 million, an increase of 4% compared to the prior quarter, primarily consisting of $2.9 million at Santa Elena, $1.1 million at La Encantada, $1.4 million at Del Toro, $1.3 million at La Parrilla, $1.0 million at La Guitarra and $1.1 million at San Martin.

GUIDANCE UPDATE

To June 30th, the Company has produced 5.9 million ounces of silver (or 9.8 million silver equivalent ounces) with an average cash cost and AISC of $5.68 and $9.93 per payable ounce of silver, respectively. With the first half of 2016 complete, the Company is updating its 2016 production and cost guidance to include actual results over the past six months, minor operating modifications to reflect changes in throughput rates at Del Toro and La Guitarra and revisions to metal price assumptions to reflect anticipated changes in by-product equivalent ounces.

The table below details the new production and cost guidance on a mine-by-mine basis.

	Silver Oz	Silver Eqv Oz(1)	Cash Cost(3)	AISC(2)(3)
Mine	('000s)	('000s)	($/oz)	($/oz)
Santa Elena	2,160-2,400	5,400-6,000	($4.04)-($3.54)	$1.77-$2.64
La Encantada	2,520-2,800	2,520-2,800	$10.20-$10.93	$12.21-$13.08
La Parrilla	2,250-2,500	3,420-3,800	$5.99-$6.49	$9.98-$10.68
Del Toro	1,350-1,500	2,250-2,500	$7.51-$8.01	$11.48-$12.17
San Martin	1,710-1,900	1,980-2,200	$7.37-$7.87	$10.50-$11.21
La Guitarra	720-800	1,260-1,400	$6.44-$7.16	$18.34-$19.93
Consolidated	10,710-11,900	16,830-18,700	$5.40-$6.00	$11.50-$12.35

(1) Metal price assumptions for calculation of silver equivalent ounces are based on: silver $20.00/oz; gold $1,350/oz; lead $0.80/lb; and zinc $1.00/lb.
(2) Consolidated AISC includes general and administrative cost estimates of $1.36 to $1.45 per payable silver ounce, share-based payments expense of $0.36 to $0.38 per ounce and accretion of decommissioning liabilities of $0.08 per ounce.
(3) Currency exchange assumption of 18.5:1 MXN:USD used for purposes of cash cost and AISC estimates.

The Company’s 2016 annual silver production is now estimated to be within a new range of 10.7 to 11.9 million ounces, or 16.8 to 18.7 million silver equivalent ounces. This compares to the previous annual production guidance of 12.0 to 13.3 million ounces of silver, or 17.8 to 19.8 million silver equivalent ounces. The 11% decrease in silver production is primary due to lower throughput rates at Del Toro and La Guitarra compared to prior estimates. Silver equivalent ounces were also revised to reflect the effect of an increase in silver price on equivalent ounces from other by-product metals.

Full year cash cost are now expected to be within $5.40 to $6.00 per payable silver ounce, a 23% reduction compared to the previous annual guidance of $7.11 to $7.60 per ounce. AISC are also expected to decrease to the range $11.50 to $12.35 per payable silver ounce, a 7% reduction when compared to the original guidance range of $12.29 to $13.36 per ounce.

CAPITAL EXPANSION

Due to the increase in cash flows and proceeds from the CAD$57.5 million equity financing, the Company plans to expand its development and exploration program budget by $20.9 million in the second half of the year, including an increase in planned development and exploration metres of 51% and 71%, respectively. The expanded development and exploration program applies to all of the Company’s operations and will focus to perform in-fill drilling to support underground mining activities and further delineate Reserves and Resources at each mining unit, with a significant portion attributed to expanding the Reserves and Resources at La Guitarra in preparation of the 1,000 tpd mine and mill expansion. A total of 111,344 metres in exploration drilling is now planned for 2016, of which 27,992 metres have already been completed in the first half of 2016. The remaining 83,352 metres are being allocated as follows: 8,938 metres at Santa Elena, 11,680 metres at La Encantada, 12,068 metres at La Parrilla, 8,760 metres at Del Toro, 12,706 metres at San Martin, 24,200 metres at La Guitarra and 5,000 metres at Plomosas.

In addition, the Company has budgeted several expansionary projects in the second half of 2016 with short payback periods, consisting of:

  La Encantada - roasting plant construction for $8.8 million ($5.8 million in H2 2016 with the remainder of the investment in 2017). Once in production, the Company expects to recover an additional 1.5 million ounces of silver from the reprocessing of above ground tailings;
  La Guitarra - $3.7 million for the acquisition and rehabilitation of underground equipment for the increase in development in preparation of the 1,000 tpd expansion in order to achieve economies of scale in production costs;
  San Martin – installation of tailings filter press for $1.3 million in order to recover water, reduce cyanide consumption and tailings costs and environmental risks;
  Plomosas - $2.6 million for the reconditioning of the main access and underground drifts, a 5,000 metre underground diamond drilling program, to develop crosscuts to prepare future underground drill stations, to obtain surface access agreements for permitting future surface and for geochemical analysis of surface grab samples; and
  Corporate - central maintenance shop expansion for $0.5 million to increase savings by performing more equipment overhauls per year in-house.

With these additional investments, the Company expects to invest a total of $88.5 million in capital expenditures in 2016, compared to its previous guidance of $63.8 million. These expansionary capital investments are expected to have a positive impact on the Company’s financial and operating results in 2017.

CONFERENCE CALL AND WEBCAST

A conference call and webcast will be held today, August 10, 2016 at 10:00 a.m. PDT (1:00 p.m. EDT) to review and discuss the second quarter results. To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.